Exhibit 3.34
AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT
This amended and restated limited partnership agreement (the “Agreement”) is entered into at Montreal, Québec, as of the 14th day of May, 2007
BETWEEN:
NOVELIS INC., duly incorporated under the laws of Canada, hereinafter referred to as “Novelis” or the “Limited Partner”,
PARTY OF THE FIRST PART
AND:
4260848 CANADA INC., duly incorporated under the laws of Canada, hereinafter referred to as “General Partner”,
PARTY OF THE SECOND PART
(All parties collectively referred to as “Partners” or individually as a “Partner”)
     WHEREAS the Partners entered into a limited partnership agreement dated as of the 7th day of May, 2007 (the “LP Agreement”) to establish a limited partnership under the laws of the Province of Quebec for the purpose of, inter alia, owning, using, licensing, managing, protecting and generally exploiting certain trade-mark intellectual property and related licensing rights (collectively, the “Property”), and for the purpose of carrying on such other business or activities as may be determined from time to time by the Partnership;
     WHEREAS Novelis is the sole owner of the Property and has the full rights to license such Property to third parties;
     WHEREAS the Partnership acquired from Novelis all international rights (excluding Canada) to the Property and the assignment of existing licensing rights under contract in respect of the Property; and
     AND WHEREAS the Partners wish to amend and restate the LP Agreement, which amended and restated partnership agreement will, inter alia, reflect the agreement of the Partners.

THE PARTIES HERETO AGREE AS FOLLOWS:
ARTICLE 1 PREAMBLE
1.1 The preamble shall form an integral part hereof.
ARTICLE 2 DEFINITIONS
2.1 “Cash Flow” means with respect to any period during which the Partnership is in existence (i) the total of any and all gross receipts derived by the Partnership for such period, and receiving during such periods, but excluding the proceeds from any Capital Transaction and deposits held in escrow by the Partnership (unless forfeited to the Partnership) less and to be deducted therefrom the aggregate all operating expenses of the Partnership for such period (other than those fully covered by an established reserve) in conducting its business and activities, determined in each case on a cash basis and including, without limitation, payments of principal and interest on Partnership loans, debts or other obligations and loans secured by Partnership assets, the cost of exploiting, maintaining and protecting the Property, salaries of employees of the Partnership, management fees, services fees, advertising expenses, legal fees, accounting fees, reasonable reserves established from time to time by the Partnership in such amounts and for such purposes as the General Partner shall determine, and other expenditures as may be determined by the General partner, but excluding depreciation and expenses and liabilities payable upon or in connection with or from the proceeds of any Capital Transaction.
2.2 “Capital Transaction” means the sale, exchange, expropriation, foreclosure, insurance award, condemnation, easement, sale or other similar transaction, with respect to any of the Property, that would normally be treated as a capital event.
ARTICLE 3 FORMATION
3.1 The parties hereto hereby constitute a limited partnership (the “Partnership”) as set forth in the Civil Code of Quebec. The principal establishment of the Partnership shall be located at the address set forth in paragraph 18.1 hereof or such other place or places as may be determined from time to time by the General Partner.

ARTICLE 4 NAME
4.1 The Partnership shall be known as the “Novelis No. 1 Limited Partnership” and the French version shall be “Société en commandite Novelis no. 1”, or such other name as may be determined from time to time by the General Partner.
ARTICLE 5 INITIAL CAPITAL CONTRIBUTIONS
5.1 Novelis’ contribution to the Partnership shall consist of (i) an initial capital contribution equal to one hundred dollars ($100), receipt of which is hereby acknowledge by the Partners, (ii) the transfer to the Partnership of Novelis’ international rights (excluding Canada) in the Property pursuant to that certain International Trade-marks Transfer Agreement executed between Novelis and the Partnership and (iii) the assignment to the Partnership of Novelis’ rights under the License Agreement executed between Novelis and its subsidiaries effective January 6, 2005 pursuant to that certain Assignment of License Agreement executed between Novelis and the Partnership.
5.2 The Partners shall determine the aggregate fair market value of Novelis’ contributions to the Partnership within 120 days of the date of the LP Agreement. Novelis’ initial capital contribution to the Partnership shall be equal to the amount so determined to be the aggregate fair market value of its contributions.
5.3 The General Partner’s contribution to the Partnership shall consist of (i) an initial capital contribution equal to ten dollars ($10), receipt of which is hereby acknowledged by the Partners and (ii) its skill, management and operation of the business, activities and affairs of the Partnership as set forth in Article 10.
ARTICLE 6 ADMISSION OF LIMITED PARTNERS AND CONTRIBUTIONS
6.1 Except as otherwise provided herein, the General Partner may admit additional limited partners from time to time on such terms as it shall consider appropriate, bearing in mind the interests of Novelis. A person may acquire an interest in the Partnership by executing and delivering to the General partner a subscription and power of attorney form consenting to the terms hereof, and any documents deemed necessary by the General Partner to comply with applicable laws. A subscriber for an interest in the Partnership shall become a limited partner upon the acceptance of the subscription and power of attorney form by the General Partner.
6.2 Novelis shall not be required to make any additional contribution to the capital of the Partnership in excess of the initial capital contribution contemplated in paragraph 5.01.

6.3 No Partner shall be entitled to withdraw any part of its capital contribution, or to receive any distribution except as provided in this Agreement. No Partner shall be entitled to interest on the amount of its capital contribution.
ARTICLE 7 PARTNER’S CAPITAL ACCOUNT
7.1 The capital of the Partnership shall consist of the following:
A + B – C – D, where
A: represents the total aggregate fair market value of all cash amounts or other assets or services which the Partners have contributed to the Partnership, less any and all consideration paid thereon by the Partnership to the Partners;
B: represents the Partnership’s profits;
C: represents the Partnership’s losses;
D: represents the withdrawals made by the Partners.
ARTICLE 8 PROFITS AND LOSSES
8.1 Net profits and net losses shall mean the net income or net loss, respectively, of the Partnership as determined in accordance with Canadian generally accepted accounting principles consistently applied. The net profits and each item of income and gain thereof for each fiscal year of the Partnership shall be allocated among the Partners as follows, unless otherwise determined by the Partners:
(a)	To Novelis, nine-nine and ninety-nine one-hundredths percent (99.99%) thereof,

(b)	To the General Partner, one one-hundredth of one percent (0.01%) thereof.
The net losses and each item of loss deduction and credit thereof for each fiscal year of the Partnership shall be allocated among the Partners as follows, unless otherwise determined by the Partners:
(c)	To Novelis, nine-nine and ninety-nine one-hundredths percent (99.99%) thereof,

(d)	To the General Partner, one one-hundredth of one percent (0.01%) thereof.

ARTICLE 9 DISTRIBUTIONS
9.1 Cash Flow Distributions. Cash Flow for each fiscal year of the Partnership shall be distributed as follows, unless otherwise determined by the Partners:
(a)	To Novelis, nine-nine and ninety-nine one-hundredths percent (99.99%) thereof,

(b)	To the General Partner, one one-hundredth of one percent (0.01%) thereof.
9.2 Distributions from Capital Transactions. Net proceeds from a Capital Transaction shall be distributed to the Partners as follows, unless otherwise determined by the Partners:
(a)	To Novelis, nine-nine and ninety-nine one-hundredths percent (99.99%) thereof,

(b)	To the General Partner, one one-hundredth of one percent (0.01%) thereof.
9.3 Notwithstanding the foregoing, the General Partner and the Limited Partner may agree on reasonable and sufficient fees that the General Partner may charge the Partnership for its management services, taking into consideration the anticipated expenses and disbursements to be incurred by the General Partner in order to fulfill its duties to the Partnership and its business and activities.
9.4 Each Partner shall be exclusively responsible to pay any income taxes arising in respect of its share of any profits or distributions derived from the Partnership.
ARTICLE 10 MANAGEMENT OF THE PARTNERSHIP
10.1 The General Partner’s contribution to the Partnership shall include its skill, management, and operation of the business, activities and affairs of the Partnership. The General Partner shall have the full and exclusive control of the business, activities and affairs of the Partnership and all decisions of the General Partner shall be binding on the Limited Partners and the Partnership. The General Partner shall do or cause to be done in a prudent and reasonable manner, any and all acts necessary, appropriate or incidental to the business, activities and affairs of the Partnership with honesty, good faith and in the best interests of the Partnership.
10.2 No Limited Partner, as such, shall take part in the management or control of the business or activities of the Partnership or transact any business for the Partnership nor may any Limited Partner have the power to sign for or bind the Partnership.
10.3 The General Partner may contract with any person to carry out any of the duties of the General Partner and may delegate to such person any power and authority of the General Partner hereunder, but no such contract or delegation shall relieve the General Partner of any of its obligations hereunder. The General Partner shall be entitled to be reimbursed by the Partnership for all out-of-pocket disbursements and costs it incurs in acting on behalf of the Partnership.
10.4 The General Partner shall register the Partnership in accordance with Quebec legislation concerning the legal publication of partnerships.
ARTICLE 11 POWERS AND AUTHORITY OF THE GENERAL PARTNER
11.1 No person dealing with the Partnership is required to inquire into the authority of the General Partner to take any action or to make any decision in the name of the Partnership.
11.2 In addition to the other powers and authorities which the General partner shall have, as elsewhere set forth in this Agreement, the General Partner shall, subject to the terms hereof, have the power and authority on behalf of the Partnership:
(a)	to manage, control and operate the business, activities and affairs of the Partnership and to do or cause to be done any and all acts necessary, appropriate or incidental to the business, activities and affairs of the Partnership;

(b)	to enter into purchase, acquisition, joint venture, participation and all other agreements in connection with the business and activities of the Partnership;

(c)	to engage from time to time employees, independent agents, consultants, professionals and advisors;

(d)	to open bank accounts for the Partnership and designate from time to time the signatories to such accounts, and to execute loan and credit agreements on behalf of the Partnership;

(e)	to borrow money from time to time in such amount or amounts as the General Partner shall determine;

(f)	to grant hypothecs and other security on any property of the Partnership;

(g)	to submit to binding arbitration any matters pertaining to the Partnership assets, undertaking, business or activities of the Partnership;

(h)	to invest and reinvest the property of the Partnership;

(i)	to enter into other partnerships, companies or business organizations or incorporate, operate and participate in other partnerships, companies or business organizations necessary or advisable for the business and activities of the Partnership and vote for and represent (or appoint proxies for same) the

Partnership at all meetings of such partnerships, companies or business organizations and to exercise any and all rights and execute any and all documents, in its absolute discretion, relating to the Partnership’s participation in other partnerships, companies or business organizations;
(j)	to oversee the distribution of the assets of the Partnership after payment or satisfaction of the liabilities of the Partnership in accordance with Article 15; and

(k)	to enter into all agreements and do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document, which the General Partner may, in its discretion, determine necessary for purposes of carrying out the business, activities and affairs of the Partnership.
11.3 The General Partner may resign as such on giving at least thirty (30) days written notice to the other Partners and such resignation shall become effective on the expiry of such thirty-day period. If no replacement general partner is appointed by the time the General Partner’s resignation becomes effective, the Partnership will be dissolved pursuant to Article 15.
11.4 The General Partner may be removed as the General partner of the partnership by unanimous agreement of the Limited Partners provided a new general partner is concurrently appointed by the Limited Partners.
ARTICLE 12 FISCAL YEAR, REGISTER, ACCOUNTING AND REPORTING
12.1 The fiscal period or year, as the case may be, of the Partnership shall be the period ending March 31 of each year.
12.2 The General Partner shall act as registrar and transfer agent for the Partnership or the General Partner shall appoint another duly qualified person for such purpose. In such capacity, the registrar and transfer agent shall maintain or cause to be maintained such books as are necessary to record the names and addresses of the Limited Partners and particulars of transfers of Partnership interests.
12.3 The General Partner shall keep adequate books and records reflecting the activities of the Partnership. Until the Partnership is dissolved or terminated and for a reasonable period thereafter, such books and records will be kept available for inspection and audit by any Limited partner or its duly authorized representatives during business hours at the offices of the General Partner. Upon request by a Limited Partner or its duly authorized representative, the General partner shall, at the expense of such Limited Partner, furnish a copy of the register of Limited Partners.

12.4
(a)	The General Partner shall appoint a qualified firm of accountants to be the accountants or auditors of the Partnership. The General Partner may, at any time and from time to time, change the accountants or auditors of the Partnerships.

(b)	The General Partner shall deliver to the Limited Partner, annual reports with respect to the finances of the Partnership and the business operations and activities of the Partnership. The annual report will be delivered to the Limited Partner within one hundred twenty (120) days of the end of each fiscal year.

(c)	Within one hundred twenty (120) days following the end of each fiscal year of the Partnership, the General Partner shall forward or cause to be forwarded to each Limited Partner, who was a Limited Partner as at the end of such fiscal year, all necessary income tax reporting information to enable the Limited Partner to file an income tax return with respect to the Limited Partner’s income from the Partnership with respect to such fiscal year.

(d)	All financial statements of the Partnership will be prepared in accordance with Canadian generally accepted accounting principles.
ARTICLE 13 LIABILITY OF PARTNERS
13.1 The General Partner has unlimited liability for the liabilities and obligations of the Partnership. Subject to applicable laws, the liability of each Limited Partner for the liabilities and obligations of the Partnership is limited to the amount of its capital contribution plus its interest in the Partnership. A Limited Partner shall have no further personal liability for liabilities and obligations of the Partnership and will not be subject to, or to be liable for, any further calls or assessments or further contributions to the Partnership.
13.2 The Partnership and the General partner shall, to the greatest extent practical, endeavour to maintain the limited liability of the Limited Partners under applicable laws and regulations of the Province of Québec.
13.3 Except for gross negligence or wilful misconduct, the General Partner shall not be liable to the Limited Partners for:
(a)	any mistakes or errors in judgment; or

(b)	any act or omission believed in good faith to be within the scope of authority conferred by this Agreement.

13.4 The General Partner shall indemnify and hold harmless each Limited Partner (including former Limited Partners) from and against all costs and damages incurred by such Limited Partner that result from not having limited liability, other than a loss of limited liability caused by any act or omission of such Limited Partner. The General Partner will indemnify the Partnership for any damages incurred by the Partnership as a result of an act of gross or wilful misconduct by the General Partner or of any act or omission not believed in good faith to be within the scope of authority conferred by this Agreement.
13.5 The General Partner will purchase or arrange for the purchase, in the name of the Partnership, of insurance of such types and coverages as the General Partner considers appropriate.
ARTICLE 14 TERM
14.1 The Partnership will continue until dissolved in accordance with the terms of Article 15 or by operation of law.
14.2
ARTICLE 15 DISSOLUTION
15.1 The Partnership shall be dissolved upon the occurrence of any of the following:
(a)	the Partners determine to dissolve the Partnership, in which case the Partnership shall be dissolved on the date so determined by the Partners;

(b)	the General Partner resigns as such and no replacement is appointed in accordance with paragraph 11.3.

(c)	the Partnership has only one Partner, in which case the Partnership shall be dissolved on the date on which the Partnership has only one Partner.
15.2 Upon dissolution of the Partnership:
(a)	all amounts owing by the Partners to the Partnership shall immediately become due and shall immediately be paid to the Partnership;

(b)	the assets of the Partnership shall be sold or otherwise applied to the extent required for the following purposes in the following order:
(i)	To pay and discharge all of the debts and liabilities of the Partnership;

(ii)	To pay the balance of the assets of the Partnership to the Partners, pro rata and pari passu based on the balance of their respective capital accounts immediately prior to the dissolution.
15.3 Notwithstanding any rule of law to the contrary, the partnership shall not be terminated and dissolved except in the manner provided in this Agreement. Without limiting the generality of the foregoing, the Partnership shall not be dissolved or terminated by the admission of any new Limited Partner or by the withdrawal, removal, insolvency, bankruptcy, death, mental incapacity of a Partner or by the transfer or disposal of any partner’s interest in the Partnership.
15.4 In the event of the dissolution of the Partnership for any reason, the General partner shall act as the receiver of the Partnership. If the General Partner is unable or unwilling to act as receiver, the General Partner may appoint some other appropriate person or firm to act as receiver (the General Partner or such person or firm, in its capacity as receiver, is hereinafter referred to as the “Receiver”). The Receiver shall proceed diligently to wind up the affairs of the Partnership, to liquidate its assets and to distribute the proceeds from the sale of the Partnership assets. During the course of such liquidation, the Receiver shall operate the Partnership business and activities and in so doing shall be vested with all the powers and authorities of the General Partner in relation to the Partnership under the terms of this Agreement. Allocations and distributions shall continue to be made during the period of liquidation in the same manner as before dissolution. The Receiver shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Partnership assets pursuant to such liquidation, having due regard to the activity and condition of the relevant market and general financial and economic conditions. The Receiver shall be paid his reasonable fees and disbursements incurred in carrying out his duties as such.
15.5 Following the payment and discharge of all debts and liabilities of the Partnership and all expenses of liquidation (including, without limitation, the Receiver’s reasonable fees and disbursements), and subject to the right of the Receiver to set up such cash reserves as he may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership, the proceeds of the liquidation and any other funds of the Partnership shall be treated and distributed among the Partners on the same basis as set forth in paragraph 15.2.
15.6 Within a reasonable time following the completion of the liquidation of the Partnership’s assets, the Receiver shall supply to each of the Partners an audited statement, which shall set forth the assets and liabilities of the Partnership as of the date of the completion of the liquidation, and each Partner’s share of the distributions, if any.
15.7 No Partner shall have any right to demand or receive property, other than cash or a pro rata undivided interest in the assets of the Partnership or both, as the case may be, upon dissolution and termination of the Partnership or to demand the return of its capital contribution to the Partnership except as provided for herein.

15.8 Upon completion of the liquidation of the Partnership and the distribution of all Partnership funds and assets, the Partnership shall terminate and the General Partner shall have the authority to execute and record a declaration of dissolution as well as any other documents required to effect the dissolution and termination of the Partnership.
ARTICLE 16 DISPOSITION OF PARTNERSHIP INTERESTS
16.1 Without the written consent of all Partners, no Partner shall have the right to sell, transfer, encumber or otherwise dispose of any part of its interest in the Partnership, or assign or create a beneficial interest in its share of the Partnership’s profits or losses or Cash Flow.
ARTICLE 17 ARBITRATION
17.1 Any dispute, controversy or claim of any nature whatsoever arising out of or related to this Agreement, or an alleged breach of this Agreement, shall be settled and determined by arbitration in accordance with the provisions of the Code of Civil Procedure of Québec regarding Arbitration Proceedings.
ARTICLE 18 NOTICE
18.1 Any notice, direction or request required or permitted to be given hereunder shall be in writing and shall be given by personal delivery, messenger, fax or by mailing the same in Canada by first class mail, postage prepaid, addressed as follows:
(a)	to the Partnership or General Partner at:
2040 Fay Street
Jonquiére, Quebec
G7S 4K6
Fax: (418) 699-5293
Attention: Mme Micheline Riverin — comptroller
(b)	to the Limited Partner at:
191 Evans Avenue
Toronto, Ontario
M8Z 1J5

Fax: (416) 503-6720
Attention: Mr. Cary Wasser — comptroller
          Any notice, direction or request delivered personally or given by fax shall be deemed to be received by and given to the addressee on the day of sending. Any notice, direction or request mailed as aforesaid shall be deemed to have been received by and given to the addressee on the third business day following the date of mailing, except in the event of a disruption of postal service, in which event such notice, direction or request shall be delivered personally or sent by fax. The General Partner may change its address and the address of the Partnership for receipt of notice by giving notice of its new address or the new address of the Partnership to each Limited Partner as herein contemplated.
ARTICLE 19 POWER OF ATTORNEY
19.1 Each Limited Partner hereby grants to the General Partner, its successors and assigns, a power of attorney constituting the General Partner, with full power of substitution, as his true and lawful attorney and agent, with full power and authority, in his name, place and stead to execute, under seal or otherwise, swear to, acknowledge, deliver and record or file, as the case may be as and where required:
(a)	all certificates and other instruments necessary or appropriate to qualify or continue the qualification of the Partnership in good standing in the Province of Québec and in each jurisdiction where the Partnership may conduct business or activities;

(b)	all instruments and certificates necessary or appropriate to reflect any amendment, change or modification of the Partnership Agreement, subject to the terms and restrictions thereof;

(c)	all conveyances and other documents necessary in connection with or to reflect the dissolution and liquidation of the Partnership, subject to the terms and restrictions of the Partnership Agreement;

(d)	all documents relating to the admission of additional or substituted Limited Partners, subject to the terms and restrictions of the Partnership Agreement;

(e)	all elections, determinations or designations under the Income Tax Act (Canada) or any other taxation or other legislation or laws of like import of Canada or of any province or other jurisdiction in respect of a Limited Partner’s interest in the Partnership or the affairs of the Partnership;

(f)	any documents necessary or appropriate to be filed in connection with the business or activities of the Partnership or the Partnership Agreement;

21.3 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, administrators, representative and assigns.
21.4 Where necessary, the singular number shall be taken to include the plural, and the neuter, the masculine and/or the feminine gender.
21.5 This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which shall be construed together as one agreement.
21.6 This Agreement shall be construed and interpreted in accordance with the laws of the Province of Québec.
21.7 The parties hereto acknowledge that they have requested and are satisfied that the foregoing be drawn up in English. Les parties aux présentes reconnaissent qu’elles ont exigé que ce qui précède soit rédigé en anglais et s’en déclarent satisfaites.
IN WITNESS WHEREOF, THIS AGREEMENT HAS BEEN EXECUTED BY THE
PARTIES HERETO AT THE DATE AND PLACE FIRST MENTIONED ABOVE.

NOVELIS INC.			4260848 CANADA INC.

By:	/s/ Leslie J. Parrette, Jr.		By:	/s/ Marion Greenhalgh

	Name:	Leslie J. Parrette, Jr.		Name:	Marion Greenhalgh
	Title:	General Counsel, Chief Compliance Officer and Corporate Secretary		Title:	President